Exhibit 99.1

Navigator Holdings Ltd. Announces First Vessel Acquisition Under 60/40 Joint Venture with Greater Bay Gas

December 20, 2022 – Navigator Holdings Ltd. (“Navigator” or “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce that following the formation of its 60/40 joint venture with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”), (the “Joint Venture”), previously announced on September 30, 2022, the Joint Venture has today acquired the first of its scheduled five vessels.

The vessel, a 17,000 cbm 2018-built liquefied ethylene gas carrier was renamed Navigator Luna, in recognition of the Navigator and Greater Bay Gas Luna Pool collaboration arrangement (the “Luna Pool”). The remaining vessels to be acquired by the Joint Venture include another 17,000 cbm, 2018-built ethylene carrier and three 22,000 cbm, 2019-built ethylene carriers, which are expected to be purchased over the next 12 months (collectively with the Navigator Luna, the “Vessels”).

The Vessels will continue to be commercially managed by the Luna Pool, and technical management will be provided by the third-party technical manager, PG Shipmanagement Pte. Ltd. of Singapore.

To assist with the financing of the Vessels, on December 15, 2022, the JVCO’s subsidiaries (Pacific Jupiter L.L.C., Pacific Mars L.L.C., Pacific Mercury L.L.C., Pacific Saturn L.L.C. and Pacific Venus L.L.C.) (the “Borrowers”), entered into a six-year secured term loan (the “Facility Agreement”) with ING Bank N.V., Skandinaviska Enskilda Banken AB (publ), CTBC Bank and Shinsei Bank Limited, pursuant to which such lenders made available to the Borrowers, a maximum amount of $151.3 million, subject to certain terms and conditions set out in the Facility Agreement, which represents 65% of the expected aggregate value of the Vessels. The loan bears interest on a quarterly basis at SOFR plus 220 basis points. Obligations under the Facility Agreement are guaranteed by Navigator Gas L.L.C. and the Company and will be secured by the Vessels. The Facility Agreement contains certain conditions, covenants and events of default.

Mads Peter Zacho, Chief Executive Officer of Navigator, said:

“We are very pleased to have already purchased the first vessel under our joint venture with Greater Bay, having signed our agreement in late September. I look forward to continuing our relationship with Greater Bay and welcoming the planned five vessels into the Navigator fleet.”

Mr. Steven Xiao, Director of Greater Bay Gas, commented:

“By agreeing this joint venture with Navigator, we have widened our business opportunities and our exposure to the liquefied gas transportation industry at a time when demand for shipping is only increasing. We look forward to 2023 with great anticipation.”

About Greater Bay Gas

Greater Bay Gas is a gaseous product logistic service provider based in the heart of the Shenzhen Greater Bay Area, China. It currently operates the fleet of five modern semi-pressurized and semi-refrigerated ethylene and ethane gas carriers that are expected to be acquired by the Joint Venture. It aims to develop its core business through global strategic partnerships to serve increasing demand for shipping and related logistics of gaseous product worldwide.

Greater Bay Gas Co. Ltd. (HK) was founded primarily by Equator Fund Limited, which is a maritime-focused fund, having its headquarters in the Municipality of Shenzhen, with offices in Hong Kong and Shanghai, China.

About Navigator Gas

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet now consists of 53 semi- or fully-refrigerated liquefied gas carriers, 22 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator’s common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:              Investor Relations investorrelations@navigatorgas.com and

randy.giveans@navigatorgas.com

Address:                1201 Fannin St. Suite 262, Houston, Texas, U.S.A. 77002

Tel:                       +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link - New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the acquisition of vessels by the Joint Venture, the performance of the Joint Venture and the benefits of the transaction to Navigator and its shareholders. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.